SEC
Mail Processing
Section

AUG 17 2017

Washington DC
408



17018718

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-41817 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGUSON & BREWER SECURITIES

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7052 SKYWAY
(No. and Street)

| PARADISE | CA | 95969 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER LEONARD (530) 872-1810
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name – *if individual, state last, first, middle name*)

100 E SYBELIA AVENUE, SUITE 130, MAITLAND, FLORIDA 32751

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas A Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferguson & Brewer Securities, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Please see attached Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Butte )

On August 14, 2017 before me, K Gallegos, Notary Public
(insert name and title of the officer)

personally appeared Thomas A. Ferguson,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


K. GALLEGOS
Commission # 2089777
Notary Public - California
Butte County
My Comm. Expires Dec 9, 2018

Signature *K Gallegos* (Seal)

Attached to Oath or Affirmation/Ferguson & Brewer Securities


Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Ferguson & Brewer Securities

We have audited the accompanying statement of financial condition of Ferguson & Brewer Securities as of June 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Ferguson & Brewer Securities' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ferguson & Brewer Securities as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

August 8, 2017

**FERGUSON & BREWER SECURITIES**
(A California General Partnership)

**STATEMENT OF FINANCIAL CONDITION**
**June 30, 2017**

## ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 9,438 |
| CRD daily cash account | | 227 |
| Prepaid insurance | | 157 |
| | $ | 9,822 |

## LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| **Partners' capital:** | | 9,822 |
| | $ | 9,822 |

The accompanying notes are an integral part of these financial statements.

**FERGUSON & BREWER SECURITIES**
**(A California General Partnership)**

**NOTES TO FINANCIAL STATEMENTS**
**June 30, 2017**

**Note 1 – Summary of Significant Accounting Policies** - continued

*Revenue Recognition*

Revenue is recognized as earned.

**Note 2 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2017, the Company had net capital of $9,438 which was $4,438 in excess of its required net capital of $5,000.

**Note 3 – Related Party**

The following transactions occurred between the Company and the other affiliated company:

Ferguson & Brewer Investment Company provides office space and pays all overhead costs for Ferguson & Brewer Securities. The Company pays Ferguson & Brewer Investment Company $100 per month for these expenses and hold the broker/dealer harmless for any other business-related expenses. In 2017, $1,200 was paid to reimburse for the office space and overhead cost.

Ferguson & Brewer Investment Company under a Standby Support Agreement dated October 24, 2007, and amended in July 23, 2015 pays the Company a $500 monthly standby commission fee. During year ended June 30, 2017, $9,000 was paid under these agreements and is included in commission paid by affiliate in these financial statements. The $9,000 includes $6,000 in monthly stand-by fees and $3,000 additional business-related expenses.

Ferguson & Brewer Investment Company for the year ended June 30, 2017 sponsored one partnership offering and paid the Company $0.00 in addition to the commission paid by affiliate paid under the Standby Support Agreement.

**Note 4 – Commitments and Contingencies**

The Company does not have any commitments or contingences.

**Note 5 – Subsequent Events**

The Company has evaluated subsequent events through August 8, 2017, the date the financial statements were available to be issued and has determined that the Company has no events occurring subsequent to June 30, 2017, that materially impact the amounts or disclosures in the Company's financial statements.

**SCHEDULE I**

**FERGUSON & BREWER SECURITIES**

(A California General Partnership)

**COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**As of June 30, 2017**

| | |
|---|---|
| Computation of basic net capital requirements: | |
| Total partners' capital qualified for net capital | $ 9,822 |
| Deductions: | |
| Non-allowable assets | |
| CRD daily account | 227 |
| Prepaid Insurance | 157 |
| Total non-allowable assets | 384 |
| Net capital before haircuts and securities positions | 9,438 |
| Haircuts: | |
| Securities positions | - |
| Net capital | 9,438 |
| Minimum net capital requirements: | |
| 6 2/3% of total aggregate indebtedness | |
| Minimum dollar net capital for this broker-dealer ($5,000) | |
| Net capital requirement (greater of above two requirements) | 5,000 |
| Net capital in excess of required minimum | $ 4,438 |
| Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2017) | |
| Net capital, as reported in Company's Part IIA Focus Report | $ 9,438 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2017.

**SCHEDULE II**
**FERGUSON & BREWER SECURITIES**
**(A California General Partnership)**

**INFORMATION RELATING TO EXEMPTIVE PROVISION**
**REQUIREMENTS UNDER SEC RULE 15c3-3**
**AS OF JUNE 30, 2017**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(2)(i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(2)(i) of the Rule.



# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Ferguson & Brewer Securities

We have reviewed management's statements, included in the accompanying Ferguson & Brewer Securities Exemption Report, in which (1) Ferguson & Brewer Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ferguson & Brewer Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Ferguson & Brewer Securities stated that Ferguson & Brewer Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Ferguson & Brewer Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ferguson & Brewer Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

August 8, 2017

# Ferguson & Brewer Securities

7052 Skyway
Paradise, CA 95969
(530) 872-1810 FAX (530) 877-1352


August 2, 2017

Ohab and Company, PA
100 E. Sybelia Avenue
Suite 130
Maitland, FL 32751

Re: **Ferguson & Brewer Securities**

To Whom It May Concern,

Ferguson and Brewer Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i); and,
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

We, Thomas Ferguson and Peter Leonard, swear that, to our best knowledge and belief, this Exemption Report is true and correct.

Sincerely,



Thomas A. Ferguson



Peter Leonard